Mail Stop 4561
Via fax (408) 354-7211

May 14, 2010

James F. Brear
President and CEO
Procera Networks, Inc.
100C Cooper Court
Los Gatos, CA. 95032

        Re: Procera Networks, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 12, 2010
               File No. 001-33691

Dear Mr. Brear:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Customers, page 10

1.   We note your statement on page 10 that you are not dependent on any single customer on a recurring basis. We refer to your disclosure in Note 12 to your consolidated financial statements and note that for fiscal year 2009, a single customer accounted for 44% of your net revenue. Please tell us why you have not disclosed the name of, or discussed your relationship with, this 44% customer

who presumably is material to an understanding of your business. Additionally, provide us with a detailed analysis as to how you determined that the loss of a single customer that accounted for nearly half of your revenue in fiscal year 2009 would not have a material adverse effect on your business. In your response, please specify whether this customer generated 10% or more of your revenues in fiscal years 2008 and/or 2007. In addition, describe the material terms of any agreements you have with this customer and tell us how you determined that any such contracts need not be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note your prior response to comment 2 of our letter dated June 23, 2008.

Item 1A. Risk Factors

General

2.   Please tell us what consideration you gave to including a risk factor discussing the risks associated with the fact that 44% of your net revenues for fiscal year 2009 were generated by a single customer.

"Future financial performance will depend on the introduction and acceptance of our PL10000 product line…", page 13

3.   You state in your fourth-quarter earnings call that you have leveraged your PL10000 platform to begin winning "Tier 1 providers." You also indicate that your future performance will depend on your ability to expand your presence in several "key high growth verticals" which you expect to do through your PL10000 platform. In this regard, we note your statement in your fourth-quarter earnings call that there have been several situations in which you were not able to participate in trials due to your inability to meet minimum balance sheet requirements. Please tell us whether you consider this a material risk and if so what consideration you gave to addressing this in your risk factors and elsewhere as appropriate. In addition, please provide us with a brief description of the "tier 1 trial" process.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

4.   We note the significant changes in accounts receivable from year-end 2008 to year-end 2009. Tell us your consideration to include a discussion of the reasons for the changes in accounts receivable balances from period to period and to also provide an analysis of the days sales outstanding for accounts receivable. We refer to Item 303(a)(1) of Regulation S-K.   Also, tell us how you considered providing the schedule of valuation and qualifying accounts pursuant to Article 12 of Regulation S-X.

5.   We note your inventories decreased from $3.4 million at December 31, 2008 to
        $1.9 million at December 31, 2009 while your product sales and your cost of
        product sales increased during the same period. Please explain further the
        reason(s) for the decrease in your inventory balance. Tell us how you considered
        including a discussion regarding the reasons for such change and also if you
        considered providing an inventory turnover analysis in your MD&A. We refer
        you to Item 303(a)(1) of Regulation S-K.

Notes to the Consolidated Financial Statements

General

6.   We note your disclosures on page 15 regarding the significant reductions in
        workforce during fiscal 2008 and 2009. Tell us the amount of costs incurred
        under each restructuring plan and tell us how you applied the guidance in ASC
        420 in accounting for such costs. Also, tell us how you considered including
        disclosures in your financial statements footnotes pursuant to ASC 420-10-50-1.
        In addition, tell us your consideration to include a discussion of these plans in
        MD&A and to the extent that actual savings anticipated by these exit plans are not
        achieved as expected or are achieved in periods other than expected, tell us how
        you considered including a discussion of the reasons for such outcome and the
        likely effects on future operating results and liquidity. We refer you to SAB Topic
        5P.4.

Item 9A. Controls and Procedures, page 68

7.   We note your statement that "management recognizes that any controls and
        procedures, no matter how well designed and operated, can provide only
        reasonable assurance of achieving the desired control objectives" If you continue
        to use the "reasonable assurance" language, then revise to clearly state, if true,
        that your disclosure controls and procedures are *designed* to provide reasonable
        assurance of achieving their objectives and that your Chief Executive Officer and
        the Chief Financial Officer concluded that your disclosure controls and
        procedures were are effective at the reasonable assurance level. In the alternative,
        you can remove the reference to the level of assurance of your disclosure controls
        and procedures. Please refer to Section II.F.4 of Management's Reports on
        Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our
        website at http://www.sec.gov/rules/final/33-8238.htm. In this regard, we refer
        you to comment 3 of our letter dated April 2, 2009 relating to your Forms 10-K
        for fiscal years December 31, 2007 and 2008 and to your response thereto in your
        letter dated May 1, 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief